[redacted]

08029609

SEC Mail
Mail Processing
Section
MAR 28 2008
Washington, DC
106

'NITED STATES
ID EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43933

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **First Global Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

234 E. Colorado Blvd., Suite M120
(No and Street)

Pasadena (City) California (State) 91101-2252 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NobleTrenham (626) 568-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 16 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

First Global Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
First Global Securities, Inc.:

We have audited the accompanying statement of financial condition of First Global Securities, Inc. (the Company) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Global Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 27, 2008

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

First Global Securities, Inc.
Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$ 1,252
Deposit with clearing organization	10,340
Receivable from clearing organization	10,023
Marketable securities, at market value	380,915
Investment, not readily marketable	141,500
Receivable from related parties	58,482
Receivable from broker	2,600
Furniture, fixtures and equipment, net	3,163
Deposit	15,337
Prepaid income taxes	1,600
Other assets	100
Total assets	$ 625,312

Liabilities and Stockholder's Equity

Liabilities	
Short-term bank loan	$ 9,533
Commissions payable	5,539
Accounts payable and accrued expenses	17,914
Margin payable	30
Total liabilities	33,016
Commitments and contingencies	–
Stockholder's equity	
Common stock, $4 par value, 10,000 shares authorized, 1,000 issued and outstanding	4,000
Additional paid-in capital	705,353
Accumulated deficit	(117,057)
Total stockholder's equity	592,296
Total liabilities and stockholder's equity	$ 625,312

The accompanying notes are an integral part of these financial statements.

First Global Securities, Inc.
Statement of Income
For the Year Ended December 31, 2007

Revenues	
Commissions	$ 215,248
Financial advisory fees	7,799
Interest and dividend income	1,016
Net dealer inventory and investment gains (losses)	636,591
Other income	108,555
Total revenues	969,209
Expenses	
Employee compensation and benefits	107,298
Commissions, trading fees and floor brokerage	89,034
Communications	15,521
Interest	573
Occupancy & equipment rental	107,107
Taxes, other than income taxes	7,236
Other operating expenses	511,243
Total expenses	838,012
Net income (loss) before income tax provision	131,197
Income tax provision	800
Net income (loss)	$ 130,397

The accompanying notes are an integral part of these financial statements.

First Global Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2007

	Common Stock	Additional Paid - In Capital	Accumulated Deficit	Total
Balance at December 31, 2006	$ 4,000	$ 705,353	$ (247,454)	$ 461,899
Net income (loss)	–	–	130,397	130,397
Balance at December 31, 2007	$ 4,000	$ 705,353	$ (117,057)	$ 592,296

The accompanying notes are an integral part of these financial statements.

First Global Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net income (loss)		$ 130,397
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 865	
(Increase) decrease in:		
Deposit with clearing organization	(136)	
Receivable from clearing organization	3,734	
Marketable securities, at market value	(50,151)	
Receivable from broker	(2,600)	
Prepaid income taxes	(1,600)	
(Decrease) increase in:		
Bank overdraft	(9,177)	
Margin payable	(7)	
Accounts payable and accrued expenses	15,658	
Commissions payable	2,443	
Income taxes payable	900	
Total adjustments		(40,071)
Net cash and cash equivalents provided by (used in) operating activities		90,326
Cash flows from investing activities:		
Purchase of investment	(141,500)	
Purchase of furniture, fixtures & equipment	(3,195)	
Net cash and cash equivalents provided by (used in) investing activities		(144,695)
Cash flows from financing activities:		
Loans made to related parties	60,614	
Repayment of debt	(8,384)	
Net cash and cash equivalents provided by (used in) financing activities		52,230
Net increase (decrease) in cash and cash equivalents		(2,139)
Cash and cash equivalents at beginning of year		3,391
Cash and cash equivalents at end of year		$ 1,252
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 573	
Income taxes	$ 4,769	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

First Global Securities, Inc. (the "Company") is a California corporation incorporated on March 8, 1991. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities.

The Company has about three hundred (300) accounts with no one account contributing a significant revenue source; the vast majority of clients are in Southern California.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

The receivable from clearing organization is stated at face value with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a settlement date basis, except for propriety transactions, commission revenues and the related expenses which are recorded on a trade date basis.

Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determined.

Marketable securities are valued at market value. Mark-to-market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first-in, first-out basis; however, certain securities are inventoried on a specific identification basis.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Furniture, fixtures and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture, fixtures and equipment are depreciated over their estimated useful lives ranging from five (5) to seven (7) years by the straight-line method.

Advertising costs are expensed as incurred. For the year ended December 31, 2007, the Company charged $3,900 to other operating expenses for advertising costs.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited $10,340, with Penson Financial Services, Inc. as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 3: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value consisted of the following at quoted market values:

Corporate stocks	$ 380,915

The Company included in income an unrealized gain of $24,844 on the mark-to-market accounting on these securities.

The Company buys securities in its proprietary accounts at the clearing organization on margin. The interest on the margin account varies but at year end, the interest rate was 7.95%. The margin interest expense paid for the year was $573. The margin balance at December 31, 2007, was $30.

Note 4: INVESTMENT, NOT READILY MARKETABLE

Investments, not readily marketable represent cash advances to a firm that the Company is assisting in a private placement memorandum. The Company expects to receive equities in the firm for work performed and advances given by the Company. At year end, no agreement has been signed and the Company has not received any equities from the firm. The Company carries this investment at its cost of $141,500. For net capital purposes, this investment is a non-allowable asset.

Note 5: FURNITURE, FIXTURES AND EQUIPMENT, NET

The furniture, fixtures and equipment are recorded at cost.

		Depreciable Life Years
Furniture & fixtures	$ 34,569	7
Computers	6,520	5
Equipment	17,858	5
	58,947	
Less accumulated depreciation	(55,784)	
Furniture, fixtures and equipment, net	$ 3,163	

Depreciation expense for the year ended December 31, 2007, was $865.

Note 6: INCOME TAXES

The income tax provision for the year ended December 31, 2007, consists of California Franchise Tax Board minimum tax of $ 800. The Company used approximately $23,242 in available net operating loss carry overs to offset its current taxable income. This is not reflected in the financial statements as there was a 100% allowance previously recorded against the deferred tax asset created by the net operating loss carry overs.

The Company has available at December 31, 2007, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $20,049, that expire as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended December 31,
$ 12,368	2023
46,914	2024
74,378	2025
$ 133,660	

Note 6: INCOME TAXES
(Continued)

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 7: RELATED PARTY TRANSACTIONS

Receivable from related parties consists of an advance to one of its officers of $23,884. This receivable also contains an advance to an affiliated company owned by another officer in the amount of $34,598. These loans are non-interest bearing and due on demand.

During the year ended December 31, 2007, the Company paid one of its officers $48,500 for the rental of a condominium, used for client lodging, entertainment and meetings, included in other operating expenses on the Statement of Income.

Note 8: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a 5-year lease agreement for office space which expired October 31, 2006. The lease was extended from November 1, 2006 to October 31, 2008. The Company entered into a three year lease agreement for an automobile on January 31, 2006. The Company also entered a non-cancellable lease for office equipment.

Future minimum lease payments under these leases are as follows:

Year ending December 31,	Amount
2008	$ 48,502
2009	3,368
2010 & thereafter	–
Total	$ 51,870

For the year ended December 31, 2007, the rent expense, auto expenses and equipment lease were $48,330, $13,624 and $5,192 respectively.

Note 8: COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

The Company operates as a $5,000 net capital broker/dealer, with the FINRA, which allows the Company to execute ten (10) proprietary trades per calendar year. For the year ended December 31, Rule 15c3-1, subparagraph (a)(2)(iii)(B), the Company is required to maintain a net capital of $100,000 once it has engaged in more than ten proprietary transactions for a calendar year. Management believes it has had adequate net capital since exceeding the ten trade limit, however the company has not received approval from the FINRA to operate with the new required net capital. No adjustments have been made to these financials for possible FINRA fines and/or penalties for this violation.

Management believes that it is reasonably possible that the Company could be fined by FINRA for violation of its operating agreement in 2007. Management is unable to estimate the amount of the fine and therefore no adjustments have been made to these financials.

The Company maintains several accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2007, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the

Note 10: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2007, the Company had net capital of $267,398, which was $262,398 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($33,016) to net capital was 0.12 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 12: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is no material difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 267,398
Adjustments:		
Accumulated deficit	$ (75,352)	
Non-allowable assets	75,352	
Total adjustments		-
Net capital per audited statements		$ 267,398

First Global Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2007

Computation of net capital

Stockholder's equity		
Common stock	$ 4,000	
Additional paid–in capital	705,353	
Accumulated deficit	(117,057)	
Total stockholder's equity		$ 592,296
Less: Non–allowable assets		
Marketable securities, not readily marketable	(141,500)	
Furniture, fixtures and equipment, net	(3,163)	
Receivable from related parties	(58,482)	
Receivable from broker	(2,600)	
Deposit	(15,337)	
Prepaid income taxes	(1,600)	
Other assets & deposits	(100)	
Total adjustments		(222,782)
Net capital before haircuts and undue concentration		369,514
Less: Adjustments to net capital		
Haircuts on securities	(57,137)	
Haircuts on money market funds	(25)	
Undue concentration	(44,954)	
Total adjustment to net capital		(102,116)
Net capital		267,398
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,201	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 262,398
Ratio of aggregate indebtedness to net capital	0.12:1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2007. See Note 12.

See independent auditor's report.

First Global Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2007

A computation of reserve requirements is not applicable to First Global Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

First Global Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2007

Information relating to possession or control requirements is not applicable to First Global Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

First Global Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2007

Board of Directors
First Global Securities, Inc.:

In planning and performing our audit of the financial statements of First Global Securities, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 27, 2008

END